082-00913

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20546
USA


10015542

8 April 2010

Dear Sir

Please find enclosed a copy of an announcement made to the London Stock Exchange on 1 April 2010.

Yours faithfully,

Philip Davies
Assistant Company Secretary

4/20

1 April 2010

J Sainsbury plc

Purchase of ordinary shares of 28 $^{4}/_{7}$ pence in J Sainsbury plc ('Shares' and the 'Company', respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under the Sainsbury's Share Purchase Plan ('SSPP').

The Company was notified on 1 April 2010 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SSPP on 1 April 2010 held through HSDL Nominees Limited – SIP (the 'Trustee'):

Director	Number of Partnership shares purchased at 328.40 pence per share	Number of Matching Shares allocated	Total holding following notification
Justin King	36	9	1,742,485
Darren Shapland	35	8	873,972
Person Discharging Managerial Responsibility			
Gwyn Burr	35	9	439,496
Tim Fallowfield	35	8	372,383
Neil Sachdev	35	9	107,217

The SSPP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £115 per participant per four weekly period) to purchase Shares in the market. These shares are called 'Partnership Shares'.
- At the same time the Company allocated to participants via the Trustee one share for every four Partnership Shares purchased that four weekly period. These shares are called 'Matching Shares'.